Amer Sports, Inc.

Cricket Square, Hutchins Drive,

P.O. Box 2681

Grand Cayman, KY1-1111

Cayman Islands

T +1 345 945 3901

January 29, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amer Sports, Inc. (the “Company”) Registration Statement on Form F-1 Registration No. 333-276370

Attention: Mr. Bradley Ecker and Mr. Jay Ingram

Dear Mr. Ecker and Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on January 31, 2024 or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Michael Kaplan of Davis Polk & Wardwell LLP at (212) 450-4111 or michael.kaplan@davispolk.com with any questions with respect to this letter.

Sincerely,

Amer Sports, Inc.

By:	/s/ Andrew E. Page
Name: Andrew E. Page
Title: Chief Financial Officer